FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

CHAI-NA-TA CORP.

5965 205A STREET, LANGLEY, BRITISH COLUMBIA, CANADA V3A 8C4

(Address of principal executive offices)

Attachments:

1.    Management’s Discussion and Analysis FOR THE THREE MONTHS ENDED MARCH 31, 2003

2.    Third Quarter Financial Statements and Notes

3.    News Release dated May 7, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

(Registrant)

Date: May 16, 2003

By:

“Wilman Wong”

Name

Its:

Chief Financial Officer/Corporate Secretary

(Title)

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2003 First Quarter Results

LANGLEY, BRITISH COLUMBIA – May 7, 2003 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”) today reported its financial results for the first quarter ended March 31, 2003.

Revenue increased 12% to $6.4 million in the 2003 first quarter from $5.7 million in the three months ended March 31, 2002. Net earnings rose sharply to $1.0 million ($0.07 per basic share) in the first quarter of 2003 compared to $0.1 million ($0.01 per basic share) in the same period last year.

“Our results in the first quarter support our forecast that Chai-Na-Ta’s net earnings will increase in 2003 and the Company will be profitable on an operating earnings basis,” said William Zen, Chai-Na-Ta’s Chairman and Chief Executive Officer. “During the quarter, our results improved based on every key measure of success.

“About two-thirds of the 2002 fall harvest had been sold by March 31, 2003. The average selling price for ginseng root during the first three months of this year was $17 per pound, approximately 38% better than in the quarter ended March 31, 2002. Chai-Na-Ta’s gross margin was 29.3%, up significantly from 8.7% in the 2002 first quarter, when our results were affected by rust damage that reduced the price of lower grade root,” Mr. Zen added.

Selling, general and administrative expenses fell to $0.4 million in the first quarter of 2003, a decrease of 4.5% from the same period last year, due to ongoing efforts to reduce overhead costs.

“Our financial position has strengthened as well,” Mr. Zen said. “We eliminated our short-term borrowings by paying off a loan from a fellow subsidiary.”

Chai-Na-Ta’s net cash position at March 31, 2003 was $3.2 million compared to $2.8 million at December 31, 2002. The Company’s working capital position at the end of the 2003 first quarter was a surplus of $12.4 million, up from $12.1 million at December 31, 2002.

Chai-Na-Ta Corp., based in Langley, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed extract powder for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 533-8883 or (Toll Free) 1-800-406-7668

(604) 533-8891  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

Management’s Discussion and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2003

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto. Amounts are expressed in Canadian dollars, unless otherwise specified.

Operating Results

Revenue increased to $6.4 million in the first quarter of 2003 from $5.7 million in the previous year period. Average selling price was $17 per pound in the first quarter of 2003, an increase of approximately 38% over the same period last year. Approximately 67% of the 2002 harvest root was sold as at March 31, 2003. The Company recorded a gross margin of 29.3% in the first quarter of 2003 compared to a gross margin of 8.7% for the same period in 2002. The lower gross margin in 2002 was mainly due to the 2001 harvest in British Columbia being hard hit by rust that reduced the prices of lower grade root.

Selling, general and administrative expenses were $0.4 million for the first quarter of 2003, a decrease of 4.5% compared with the same period in 2002 due to the Company's continuous effort to reduce overhead costs.

There was no interest on short term debt recorded in the first quarter of 2003 because of the elimination of bank borrowings as a result of cash flow improvement.

Net earnings for the first quarter of 2003 were $1.0 million ($0.07 per share) compared to net earnings of $0.1 million ($0.01 per share) for the same period in 2002.

Financial Position and Liquidity

The cash surplus from operations was $4.6 million for the first quarter of 2003 compared to a surplus of $3.3 million for the same period in 2002. The Company’s cash and cash equivalents balance as at March 31, 2003 was $3.2 million compared to a balance of $1.9 million for the same period in 2002.

The Company’s cash position as at March 31, 2003 was $3.2 million, compared to $2.8 million at December 31, 2002. This increase of $0.4 million was mainly due to the excess of revenue generated in the first quarter of 2003 over the repayments of the short-term borrowings from a fellow subsidiary and the increase in ginseng crops.

The working capital position of the Company as at March 31, 2003 was a surplus of $12.4 million compared to a surplus of $12.1 million as at December 31, 2002. The increase was mainly due to the reductions in short-term debts as a result of cash flow improvement.

Current and non-current crop costs totaled $19.9 million at March 31, 2003, an increase of $1.4 million during the first quarter of 2003 from $18.5 million  at December 31, 2002.

Risks and Uncertainties

The Company has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company’s fiscal 2002 Management’s Discussion and Analysis included in the 2002 Annual Report.

Outlook

With 1,284 acres currently under cultivation, the Company remains the market leader in ginseng farming and will continue to focus on maximizing yield, quality and efficiency as it pursues its goals of sustainable growth and profitability. The Company anticipates an improvement in its financial position and expects to broaden its product lines to include higher margin items. The Company will continue to explore opportunities to vertically integrate its operations and direct bulk root into value-added markets.

Forward-Looking Statements

As a cautionary note, this MD&A contains forward-looking statements that reflect the Company's expectations regarding future events. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, by reasons of factors such as future changes in root prices.

CHAI-NA-TA CORP.

Consolidated Balance Sheets

In thousands of Canadian dollars	March 31 2003 (Unaudited)	December 31 2002 (Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,245	2,757
Accounts receivable	65	137
Inventory	3,650	8,083
Ginseng crops	7,848	7,578
Prepaid expenses and other assets	91	86
	14,899	18,641
Ginseng crops	12,087	10,922
Capital assets	6,626	6,649
	33,612	36,212
LIABILITIES
Current liabilities
Short-term borrowings	-	3,632
Accounts payable and accrued liabilities	741	772
Customer deposits	1,700	1,994
Current portion of long-term debt	17	126
	2,458	6,524
Long-term debt	22	26
Future income taxes	1,534	1,130
	4,014	7,680
SHAREHOLDERS' EQUITY
Share capital	38,200	38,200
Cumulative translation adjustments	(30)	(71)
Deficit	(8,572)	(9,597)
	29,598	28,532
	33,612	36,212

On behalf of the Board:

“William Zen”

“Steven Hsieh”

William Zen

Steven Hsieh

Director

Director

CHAI-NA-TA CORP.

Consolidated Statements of Deficit

Unaudited in thousands of Canadian dollars	Three months ended
	March 31 2003	March 31 2002
	$	$

Balance, beginning of period	(9,597)	(9,931)

Net earnings for the period	1,025	92
Balance, end of period	(8,572)	(9,839)

CHAI-NA-TA CORP.

Consolidated Statements of Operations

Unaudited in thousands of Canadian dollars	Three months ended
	March 31 2003	March 31 2002
	$	$
Revenue	6,425	5,725
Cost of goods sold	4,541	5,225
	1,884	500
Selling, general, and
administrative expenses	444	465
Interest on short-term debt	-	9
	444	474
Operating income	1,440	26

Other income (loss)	(11)	66
Earnings before taxes	1,429	92
Provision for income taxes	404	-

NET EARNINGS FOR THE PERIOD	1,025	92

Basic earnings per share	$ 0.07	$ 0.01
Fully diluted earnings per share	$ 0.03	$ -

Weighted average number of shares used to calculate basic earnings per share	14,264,508	14,264,508

Weighted average number of shares used to calculate fully diluted earnings per share	34,663,657	34,663,657

CHAI-NA-TA CORP.

Consolidated Statements of Cash Flows

Unaudited in thousand of Canadian dollars	Three months ended
	March 31 2003	March 31 2002

OPERATING ACTIVITIES
Net earnings for the period	1,025	92

Items not affecting cash
Depreciation and amortization	19	20
Future income taxes	404	-
Net earnings after items not affecting cash	1,448	112

Changes in non-cash operating assets
and liabilities (Note 4)	4,077	4,047
Changes in non-current cash crop costs	(905)	(852)
	4,620	3,307
FINANCING ACTIVITIES
Line of credit	-	(1,650)
Short-term borrowings	(3,632)	(1,370)
Repayment of long term debt	(113)	(346)
	(3,745)	(3,366)
INVESTING ACTIVITIES
Purchase of capital assets, net	(332)	(137)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(55)	1
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	488	(195)
CASH AND CASH EQUIVALENTS
BEGINNING OF THE PERIOD	2,757	2,087
CASH AND CASH EQUIVALENTS
END OF THE PERIOD	3,245	1,892
Represented by:
Cash	2,245	1,132
Term deposits	1,000	760
	3,245	1,892

CHAI-NA-TA CORP.

Notes to the Interim Consolidated Financial Statements

1.  Summary of significant accounting policies

a)  Interim financial statements

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants’ (“CICA”) recommendations for the preparation of interim financial statements. Certain information and note disclosures normally included in the Company’s annual consolidated financial statements are not presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2002.  These interim consolidated financial statements are not necessarily indicative of the results to be expected for the year ending December 31, 2003.

b)  Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies.  Actual results may differ from those estimates.

2.  Earnings per common share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options and share purchase warrants.

Unaudited Three months ended	Net earnings in thousands (numerator)	Number of shares in thousands (denominator)	Earnings per share
	$		$
March 31, 2003
Basic	1,025	14,265	0.07
Effect of common share equivalents	-	20,399	(0.04)
Diluted	1,025	34,664	0.03

March 31, 2002
Basic	92	14,265	0.01
Effect of common share equivalents	-	20,399	(0.01)
Diluted	92	34,664	0.00

At March 31, 2003 there were 10,000 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because the effects would have been anti-dilutive.

3.  Share Capital

Unaudited In thousands	Number of Shares	Amount
		$
Common Shares
Balance as at December 31, 2002 and March 31, 2003	14,265	24,321

Preferred Shares
Balance as at December 31, 2002 and March 31, 2003	20,399	13,879
		38,200

4.  Changes in non-cash operating items

Unaudited in thousands of Canadian dollars	Three months ended
	March 31 2003	March 31 2002
	$	$
Accounts receivable	72	37
Inventory	4,396	5,040
Ginseng crops	(196)	(242)
Prepaid expenses and other assets	(5)	57
Accounts payable	(31)	(283)
Customer deposits	(159)	(562)
	4,077	4,047

5.  Reconciliation of earnings to U.S. GAAP

Unaudited in thousands of Canadian dollars	Three months ended
	March 31 2003	March 31 2002
	$	$
Net income under Canadian GAAP	1,025	92
Adjustments to reflect GAAP differences:
Accounting for interest	358	595
Financial instruments	39	43
Net income per US GAAP	1,422	730
Basic earnings per share - US GAAP	$ 0.10	$ 0.05
Fully diluted earnings per share - US GAAP	$ 0.04	$ 0.02